EXHIBIT A

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Explanatory Note

Viemed Healthcare, Inc. ("we," "Viemed" or the "Company") was incorporated on December 14, 2016, pursuant to the Business Corporations Act (British Columbia) (the "Business Corporations Act"). The common shares of the Company trade in Canada on the Toronto Stock Exchange ("TSX") under the trading symbol "VMD" and over-the-counter in the United States on the OTC Market under the trading symbol "VIEMF." We are filing this registration statement on Form 10 (this "Registration Statement") pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to submit to Exchange Act reporting in the United States. We have applied for listing of the common shares of the Company on the Nasdaq Capital Market under the trading symbol "VMD."

Once the registration of our common shares becomes effective, we will be subject to the informational requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us to make certain filings file, among other things, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy or information statements with the U.S. Securities and Exchange Commission ("SEC"). Viemed qualifies as a "foreign private issuer," as defined in Rule 12b-2 of the Exchange Act, for the purposes of the informational requirements of the Exchange Act. Although, as a foreign private issuer, we would not be required to do so, we will file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC, instead of filing the reporting forms available to foreign private issuers. Also, as a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this Registration Statement may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" as such term is defined in applicable Canadian securities legislation (collectively, "forward-looking statements"). Any statements other than statements of historical information, including those that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. These forward-looking statements are made as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except as required by applicable law.

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As a foreign private issuer, we will be subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders and result in less protection under the United States securities laws, and we will be permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic U.S. issuers.

We are currently a "foreign private issuer" as defined under U.S. securities laws. As a result, even though we will be subject to the informational requirements of the Exchange Act, as a foreign private issuer, we are currently exempt from certain informational requirements of the Exchange Act to which domestic U.S. issuers are subject, such as the proxy solicitation rules under Section 14 of the Exchange Act. As we anticipate that we may lose our foreign private issuer status and such exemptions in the future, we will file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, with the SEC, as if we were a domestic U.S. issuer. In addition, we will not be required to comply with other regulations applicable to domestic U.S. issuers, including Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders, and our officers, directors and principal shareholders will be exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of our common shares. As a result you may receive less information about us and be afforded less protection under the United States securities laws than you would be entitled to if we were a domestic U.S. issuer. Furthermore, as a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq Stock Market for domestic U.S. issuers. For example, we will follow the home country practice in British Columbia, Canada with regard to the quorum requirement for shareholder meetings, which is persons holding at least 5% of the issued common shares entitled to be voted at the meeting, instead of at least 33 1/3% of the issued common shares entitled to be voted at the meeting required by Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the United States, unless we satisfy all of the additional requirements necessary to preserve this status. We expect that in the future we may lose our foreign private issuer status. Although we have elected to comply with certain U.S. securities laws as if we were a domestic U.S. issuer, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs and expenses to us under U.S. securities laws as a domestic U.S. issuer may be significantly higher. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers, which may involve additional costs and expenses to us.

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Corporate Governance

Meetings of Shareholders: Procedures, Admission and Voting Rights

General meetings of shareholders may be held at any place within or outside British Columbia, Canada as determined by the Board and designated in the notice of meeting or waiver of notice thereof. The Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

Notice of a meeting of shareholders must be sent to each shareholder of record entitled to vote at a meeting of shareholders not less than 21 days prior to the date of the meeting or such other minimum day period as required by the applicable securities laws. This notice period applies to all general and extraordinary meetings, including a meeting in which a special resolution, exception or special separate resolution may be passed.

If a meeting of shareholders is to consider special business as specified in the Articles, the notice of meeting must state the general nature of the special business and, if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, (i) have attached to it a copy of the document, or (ii) state that a copy of the document will be made available for inspection by the shareholders in the manner specified in the Articles.

Extraordinary general meetings of shareholders may be held as frequently as they are called by the Board. In addition, under the Business Corporations Act shareholders holding in the aggregate at least 1/20 of our outstanding shares may requisition the Board to call a general meeting of shareholders to deal with matters that may be dealt with at a general meeting, including election of directors. If the Board does not call the meeting within the timeframes specified in the Business Corporations Act, a subset of the requisitioning shareholders holding in the aggregate at least 1/40 of our outstanding shares can call the meeting and we must reimburse the costs unless the shareholders resolve otherwise by ordinary resolution.

The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote at that meeting, the directors, our president (if any), our secretary and assistant secretary (if any), our lawyers and auditors and others who, although not entitled to vote, are entitled or required under the Business Corporations Act or the Articles to be present at the meeting. Every shareholder entitled to vote may appoint a proxyholder to attend the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. Any other person may be admitted only on the invitation of directors or the chair of the meeting. All meetings of shareholders shall be presided over by the chair of the Board or, if the chair of the Board is absent or unwilling to preside, the president of the Company, or if there is no president or the president is absent or unwilling to preside, such other persons determined as set out in the Articles.

Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. However, a foreign private issuer that follows a home country practice in lieu of one or more provisions of the Nasdaq listing rules is required to disclose in this Registration Statement each such requirement that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

EXHIBIT A

We do not follow Rule 5620(c), but instead follow our home country practice. The Nasdaq minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33 1/3% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its bylaws. Our bylaws indicate that the quorum for the transaction of business at a meeting of shareholders is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. The foregoing is consistent with the laws, customs, and practices in British Columbia, Canada.

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